Exhibit 99.96

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the “Registrant”)
Amendment No. 1 to Registration Statement on Form 40-F
Consent of Expert

This consent is provided in connection with Amendment No. 1 to the Registrant’s registration statement on Form 40-F originally filed by the Registrant with the United States Securities and Exchange Commission on April 2, 2012 (as amended, the “Registration Statement”). The Registration Statement incorporates by reference, among other things, the Registrant’s Amended Annual Information Form for the year ended December 31, 2011 (the “Annual Information Form”).

I, Glenn R. Clark, P. Eng, of Glenn R. Clark & Associates Limited, Cobourg, Ontario, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled La Guitarra Mine Technical Report, Temascaltepec, Mexico and dated January 29, 2010 (the “Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Registration Statement.

Dated the 3rd day of July, 2012

/s/ Glenn R. Clark
Glenn R. Clark, P. Eng